EXHIBIT 99.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-170770 and 333-113797 on Form S-8 of our reports dated March 30, 2011 (except for Note 30, as to which the date is June 28, 2011), relating to the financial statements and financial statement schedule of Semiconductor Manufacturing International Corporation, and the effectiveness of Semiconductor Manufacturing International Corporation’s internal control over financial reporting, appearing in this Annual Report on Form-20-F of Semiconductor Manufacturing International Corporation for the year ended December 31, 2010.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 28, 2011